Exhibit 99.1

FOR IMMEDIATE RELEASE

ESGL Reports FY2024 Results Highlighting Profitability Momentum and Operational Strength

Singapore – 29 April 2025 – ESGL Holdings Limited (NASDAQ: ESGL) (“ESGL” or the “Company”), a leading provider of sustainable waste management and circular chemical solutions, today announced the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission.

The Company and its subsidiaries (collectively, the “Group”) delivered a marked turnaround in FY2024, reflecting strong execution, disciplined cost management, and early traction from its circular product lines. Key highlights include:

●	Return to profitability for its core operating subsidiary, Environmental Solutions (Asia) Pte Ltd
●	Net loss reduced by nearly 100% year-on-year, from US$95.0 million in FY2023 to US$0.6 million in FY2024
●	Adjusted EBITDA improved by over 200%, increasing from US$965,000 to US$2.3 million
●	Loss per share narrowed significantly, from US$14.70 to US$0.02

“FY2024 was a pivotal year for ESGL,” said Quek Leng Chuang, CEO & Chairman of ESGL. “We’ve proven that sustainability and profitability can go hand in hand. With a profitable operating subsidiary and a growing portfolio of circular products, we’re laying the foundation for long-term growth and environmental impact.”

This turnaround was supported by lower inventory and logistics costs, as well as the absence of one-off listing-related expenses that were recognized in FY2023. The Group also commenced commercial sales of several new circular products — including NEWSPAR, NEWEARTH, and NEWCHEM — created through its proprietary waste-to-resource processes.

ESGL continues to scale its capabilities in sustainable waste treatment and circular product manufacturing, with a focus on Southeast Asia’s fast-evolving industrial and environmental landscape.

The full Form 20-F can be accessed via the SEC’s website at www.sec.gov and on ESGL’s investor relations page at ir.esgl.asia.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP supplemental performance measure defined by ESGL as net income (loss), computed in accordance with GAAP, adjusted for interest expenses, tax benefits (expenses), depreciation and amortization expenses, and for the exclusion of non-recurring expenses related to its business combination transaction and equity issuance. Management believes that this metric is an important indicator of the Company’s operating performance.

About ESGL Holdings Limited

ESGL Holdings Limited is an exempted holding company incorporated under the laws of the Cayman Islands. At the forefront of driving sustainable waste management solutions, ESGL is dedicated to revolutionizing waste transformation with an emphasis on innovative technology and a commitment to preserving the environment. ESGL conducts all its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. For more information, including the Company’s filings with the SEC, please visit https://esgl.asia.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this press release regarding anticipated future financial and operating performance and results, including estimates for growth, gross margins, adjusted EBITDA, potential regional expansion, development of new products, partnerships, customer relationships, demand for waste processing, and sales of circular products. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on ESGL management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict, many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the SEC by ESGL and other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.